

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via E-mail
Marc D. Beer
Chief Executive Officer
Aegerion Pharmaceuticals, Inc.
101 Main Street, Ste 1850
Cambridge, MA 02142

      Re: Aegerion Pharmaceuticals, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed March 3, 2014
      File No. 001-34921

Dear Mr. Beer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Sharon Blume

                Sharon Blume
                Accounting Branch Chief